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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                 Skolniks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   830798-401
                         -------------------------------
                                 (CUSIP Number)


   Wiley Sam Dennis, 7755 East Gray Road, Suite 100, Scottsdale, Arizona 85260
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                December 17, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                                SEC 1746 (12-91)

------------------------                                    --------------------
CUSIP NO. 830798 40 1             SCHEDULE 13D                 Page 2 of 7 Pages
          -----------
------------------------                                    --------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING  PERSON S.S. OR I.R.S.  IDENTIFICATION  NO. OF ABOVE
          PERSON

          Wiley Sam Dennis
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

              PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
                           7           SOLE VOTING POWER

                                                1,953,998(1)(2)(3)
        NUMBER OF        -------------------------------------------------------
         SHARES            8           SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                                -0-
          EACH           -------------------------------------------------------
        REPORTING          9           SOLE DISPOSITIVE POWER
         PERSON
          WITH                                  1,953,998(1)(2)(3)
                         -------------------------------------------------------
                           10          SHARED DISPOSITIVE POWER

                                                -0-
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,953,998(1)(2)(3)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 19.06%(1)(2)(3)(4)
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

                 IN
--------------------------------------------------------------------------------

See Page 6 for footnotes.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------                                    --------------------
CUSIP NO. 830798 40 1                                          Page 3 of 7 Pages
          -----------
------------------------                                    --------------------


Item 1.  Security and Issuer

         Name of Issuer:           Skolniks, Inc.
                                   7755 E. Gray Road, Suite 100
                                   Scottsdale, Arizona  85260

         Equity Security:          Common Stock

Item 2.  Identity and Background

         (a)      Name:            Wiley Sam Dennis

         (b)      Residence or business address:

                                   3784 Harper Street
                                   Houston, Texas  77005

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

                                   Dr. Dennis is a physician with:

                                   M H Radiation Oncology Associated
                                   6565 Fannin, DB1-37
                                   Houston, Texas  77030

         (d)      During the last five years,  the Reporting Person has not been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors);

         (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:      United States

------------------------                                    --------------------
CUSIP NO. 830798 40 1                                          Page 4 of 7 Pages
          -----------
------------------------                                    --------------------


Item 3.  Source and Amount of funds or Other Consideration

         The Reporting Person purchased the securities reported hereunder with personal funds as follows:

               Securities                                                                  Purchase Price
               ----------                                                                  --------------

227,998(1) shares of Common Stock purchased in                                  Approximately $900,000
open-market transactions

Warrants to purchase 800,000 shares of Common                                   The Warrants were issued in connection with
Stock at an exercise price of $.50 per share                                    loans to the Issuer in the amount of $400,000, at
                                                                                a rate of Warrants to purchase two shares of
                                                                                Common Stock for each dollar of loan

300,000 shares of Common Stock purchased in a                                   $300,000
private placement in connection with a Plan of
Reorganization in bankruptcy

Employee Stock Options to purchase 150,000(3)                                   The options were granted by the Issuer's Board
shares of Common Stock at an exercise price of                                  of Directors for no consideration
$.375 per share

160,000 shares of Common Stock purchased                                        $40,000
from the Issuer in a private placement

Warrants to purchase 316,000(2) shares of                                       The Warrants were issued in connection with
Common Stock at an exercise price of $.25 per                                   loans to the Issuer in the amount of $79,000, at a
share                                                                           rate of Warrants to purchase four shares of
                                                                                Common Stock for each dollar of loan


Item 4.  Purpose of Transaction

         The Reporting Person's transactions in the Issuer's securities is for investment purposes. Subsequent to the purchase of 300,000 shares of Common Stock pursuant to consummation of a Plan of Reorganization in bankruptcy, Dr. Wiley Sam Dennis was appointed to the Issuer's Board of Directors.

Item 5.  Interest in Securities of the Issuer

         (a) The aggregate number of shares of Common Stock beneficially owned by the reporting person as of December 17, 1997 is 1,953,998(1)(2)(3) shares, which represents 19.06%(1)(2)(3)(4)
                  of the total Common Stock outstanding. This number includes an aggregate of 1,266,000(2)(3) shares of Common Stock issuable upon exercise of currently exercisable warrants and options.

         (b) The reporting person has sole voting and dispositive power over the 1,953,998(1)(2)(3) shares of Common Stock beneficially owned. This number includes currently exercisable warrants and options to acquire an aggregate of 1,266,000(2)(3) shares of Common Stock.

------------------------                                    --------------------
CUSIP NO. 830798 40 1                                          Page 5 of 7 Pages
          -----------
------------------------                                    --------------------


         (c) The reporting person effected the following transactions within 60 days of December 17, 1997:

                Date                        Type of Transaction                 Number of Shares             Price Per Share
                ----                        -------------------                 ----------------             ---------------

          October 28, 1997             Warrants issued in connection                 40,000                       $.25
                                       with a loan to the Issuer in
                                        the amount of $10,000, at a
                                       rate of Warrants to purchase
                                        four shares of Common Stock
                                          for each dollar of loan

          November 21, 1997            Warrants issued in connection                 40,000                       $.25
                                       with a loan to the Issuer in
                                        the amount of $10,000, at a
                                       rate of Warrants to purchase
                                        four shares of Common Stock
                                          for each dollar of loan

          December 5, 1997             Warrants issued in connection                 40,000                       $.25
                                       with a loan to the Issuer in
                                        the amount of $10,000, at a
                                       rate of Warrants to purchase
                                        four shares of Common Stock
                                          for each dollar of loan

          December 8, 1997             Warrants issued in connection                 60,000                       $.25
                                       with a loan to the Issuer in
                                        the amount of $15,000, at a
                                       rate of Warrants to purchase
                                        four shares of Common Stock
                                          for each dollar of loan

          December 17, 1997            Warrants issued in connection                 16,000                       $.25
                                       with a loan to the Issuer in
                                         the amount of $4,000 at a
                                       rate of Warrants to purchase
                                        four shares of Common Stock
                                          for each dollar of loan

The transactions described above were effected through private transactions with the Issuer.

         (d)      Not applicable.

         (e)      Not applicable.

------------------------                                    --------------------
CUSIP NO. 830798 40 1                                          Page 6 of 7 Pages
          -----------
------------------------                                    --------------------


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not applicable.

Item 7.  Material to Be Filed as Exhibits

         Not applicable.






















Footnotes:
----------

(1) Does not include 5,000 Shares held by the Reporting Person's son with regard to which the Reporting Person disclaims beneficial ownership.

(2) Does not include warrants to purchase 120,000 shares held by a trust, of which the Reporting Person's son is the beneficiary, to which the Reporting Person disclaims beneficial ownership.

(3) Does not include options to purchase 150,000 shares of Common Stock exercisable on January 10, 1999.

(4) The calculation of the percent of ownership is based upon an estimate of 8,987,330 shares of Common Stock outstanding. This number of shares of Common Stock outstanding has been estimated by the Issuer and is currently under audit.

------------------------                                    --------------------
CUSIP NO. 830798 40 1                                          Page 7 of 7 Pages
          -----------
------------------------                                    --------------------

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        December 31, 1997                         /s/Wiley Sam Dennis
                                                  ------------------------------
                                                    Wiley Sam Dennis



       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
                              (See 18 U.S.C. 1001)